Exhibit 99.97

CONSENT

The undersigned hereby consents to the use of my name and the metallurgical testing information within the March 23, 2021 news release, which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Jared Olson
Jared Olson
Date: December 21, 2022